EXHIBIT 99.10











                      Banro Corporation
                      Consolidated Financial Statements
                      September 30, 2003
                      (Expressed in U.S. dollars)

                                                               Banro Corporation
                                               Consolidated Financial Statements
                                                              September 30, 2003
                                                     (Expressed in U.S. dollars)








                                                                        Contents
================================================================================



Consolidated Financial Statements

     Balance Sheets                                                            1

     Statements of Operations and Deficit                                      2

     Statements of Cash Flows                                                  3

     Summary of Significant Accounting Policies                              4-6

     Notes to Financial Statements                                          7-13

================================================================================
                                                               Banro Corporation
                                                     Consolidated Balance Sheets
                                                     (Expressed in U.S. dollars)

                                               September 30,        December 31,
                                                        2003                2002
                                                 (unaudited)
--------------------------------------------------------------------------------
Assets

Current
     Cash                                     $     846,176         $  1,228,005
     Accounts receivable and other assets           187,787               40,571
     Amounts due from related parties               524,060              317,108
                                              ----------------------------------

                                                  1,558,023            1,585,684
Notes receivable                                    208,000              208,000
Investment                                          618,565              930,673
Property, plant and equipment                        84,578              111,619
                                              ----------------------------------

                                              $   2,469,166         $  2,835,976
================================================================================

Liabilities and Shareholders' Equity

Current
     Accounts Payable                         $      14,719         $     80,902
     Amount due to related party                          -                4,912
                                              ----------------------------------

                                                     14,719               85,814
                                              ----------------------------------
Shareholders' Equity
     Share capital                               39,173,793           39,173,793
     Stock options                                   45,355               29,816
     Deficit                                   (36,764,701)         (36,453,447)
                                              ----------------------------------

                                                  2,454,447            2,750,162
                                              ----------------------------------

                                              $   2,469,166         $  2,835,976
================================================================================

================================================================================
                                                               Banro Corporation
                               Consolidated Statements of Operations and Deficit
                                                     (Expressed in U.S. dollars)
                                                                    (Un-audited)
--------------------------------------------------------------------------------

                                                Three Months ended                Nine Months ended
                                                   September 30                      September 30
                                                2003           2002              2003            2002
------------------------------------------------------------------------------------------------------

Expenses
   Professional fees                        $   67,099   $    13,814        $  135,355      $  122,730
   Consulting fees                              19,281        93,289           196,942         227,623
   Office and sundry                            27,157        65,961            92,418         133,202
   Salary                                       67,838        15,775           195,852          49,191
   Travel and promotion                         73,679        90,156           153,157         201,291
   Shareholder relations                        20,549        16,685            34,903          49,779
   Management fees                               3,050         1,980            30,716           5,028
   Interest and bank charges                       741           733             2,684           1,580
   Amortization                                 11,122        11,485            32,926          37,914
   Foreign exchange loss                         3,081       108,569         (271,762)          71,109
                                            ----------------------------------------------------------
                                             (293,597)     (418,447)         (603,191)       (899,447)
Interest income                                  4,658         9,749            17,585          13,623
                                            ----------------------------------------------------------

Loss from operations                         (288,939)     (408,698)         (585,606)       (885,824)

Equity share of loss of BRC                   (17,182)       (7,945)          (87,105)        (30,424)
Loss on disposition of capital asset                        (10,646)                          (10,646)
Miscellaneous income earned                     62,401             -           361,457               -
                                            ----------------------------------------------------------

Net earnings (loss) for the period           (243,720)     (427,289)         (311,254)       (926,894)

Deficit, beginning of the period          (36,520,981)  (35,547,334)      (36,453,447)    (35,047,729)
                                          ------------------------------------------------------------

Deficit, end of the period               $(36,764,701) $(35,974,623)     $(36,764,701)   $(35,974,623)
======================================================================================================

Earnings (loss) per share                $      (0.02) $      (0.04)     $      (0.03)   $      (0.11)
======================================================================================================

================================================================================
                                                               Banro Corporation
                                           Consolidated Statements of Cash Flows
                                                     (Expressed in U.S. dollars)
                                                                    (Un-audited)
--------------------------------------------------------------------------------

                                                     Three Months ended                Nine Months ended
                                                        September 30                      September 30
                                                     2003           2002              2003            2002
------------------------------------------------------------------------------------------------------------

Cash provided by (used in)

Operating activities
   Net earnings (loss) for the period            $(243,720)   $(427,289)         $ (311,254)     $ (926,894)
   Adjustments to reconcile loss to net cash
     Provided by operating activities
       Equity loss                                   17,182        7,945              87,105          30,424
       Value of options issued                      (3,038)            -              15,539               -
       Amortization                                  11,122       11,485              32,926          37,914
       Loss on disposition of capital assets                      10,646                              10,646
   Changes in non-cash working capital
       Accounts receivable                        (152,699)      (7,981)           (152,128)         (6,266)
       Accounts payable                             (1,432)      (7,230)            (66,183)       (352,705)
                                                -------------------------------------------------------------

                                                  (372,585)    (412,424)           (393,995)     (1,206,881)
                                                -------------------------------------------------------------
Investing activities
   Acquisition of capital assets                    (2,023)      (3,242)             (5,885)        (14,568)
   Proceed from disposition of capital assets                     21,960                              21,960
   Advances to BRC Development                    (152,290)            -             225,005               -
                                                -------------------------------------------------------------

                                                  (154,313)       18,718             219,118           7,392
                                                -------------------------------------------------------------
Financing activities
   Due to/from related parties                      156,017     (35,653)           (206,952)       (241,341)
   Common shares and warrants issued for cash             -        5,090                   -       3,173,191
                                                -------------------------------------------------------------

                                                    156,017     (30,563)           (206,952)       2,931,850
                                                -------------------------------------------------------------

Net increase (decrease) in cash during the
   period                                         (370,881)    (424,269)           (381,829)       1,732,361

Cash, beginning of the period                     1,217,057    2,171,167           1,228,005          14,537
                                                -------------------------------------------------------------

Cash, end of the period                         $   846,176  $ 1,746,898         $   846,176     $ 1,746,898
=============================================================================================================

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================================================================================
                                                               Banro Corporation
                                      Summary of Significant Accounting Policies
                                                     (Expressed in U.S. dollars)
September 30, 2003
--------------------------------------------------------------------------------

Nature of Business  Banro Corporation's (the "Company") business focus is in the exploration of mineral properties in the Democratic Republic of the Congo (the "Congo").

Principles of       The consolidated  financial  statements include the accounts
 Consolidation      of the Company,  its  wholly-owned  subsidiary in the United
                    States, Banro American Resources Inc., and its 93% owned subsidiary, societe Aurifere du Kivu et du Maniema S.A.R.L.
                    (Sakima), in the Congo. The Congolese government holds the remaining 7% ownership interest of Sakima.

Investments         Investments in companies  subject to  significant  influence are accounted for using the equity method. Other long-term investments are accounted for using the cost method.


Property, plant     Property   plant  and   equipment   is   recorded  at  cost.
 and equipment      Amortization is recorded as follows:

                    Office furniture and fixtures  20% declining balance basis
                    Office equipment               Straight line over four years
                    Leasehold improvements         Straight line over five years

Foreign Currency    These  consolidated  financial  statements  are expressed in
 Translation        United States dollars. For integrated  operations,  monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the year; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items, except amortization, are translated at average rates of exchange in effect during the year. Realized exchange gains and losses and currency translation adjustments are included in the consolidated statements of operations and deficit.

                    For the self-sustaining operation, all assets and liabilities are translated at spot rates of exchange and revenue and expense items are translated at historical exchange rates in effect on the dates of the transactions. Currency translation adjustments are disclosed as a separate component of shareholders' equity. There was no cumulative translation adjustment at year-end. Realized exchange gains and losses are included in the consolidated statements of operations.

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================================================================================
                                                               Banro Corporation
                                      Summary of Significant Accounting Policies
                                                     (Expressed in U.S. dollars)
September 30, 2003
--------------------------------------------------------------------------------

Deferred            Exploration costs relating to mineral  properties and rights
 Exploration        are  deferred  and  carried as an asset until the results of
 Expenditures       the  projects  are known.  As the Company  currently  has no
                    operational   income,  any  incidental  revenues  earned  in
                    connection  with these  properties  or  related  exploration
                    activities   are  applied  as  a  reduction  to  capitalized
                    exploration costs. If a property is determined to be non-commercial, non-productive or its value is impaired;
                    those costs in excess of estimated recoveries are charged to operations.

Stock Options       The Company has one stock option plan, which is described in
                    Note 6(d).  The Company has elected to follow the  intrinsic method of accounting for stock options granted to directors, officers and employees  whereby no  compensation  expense is recorded in the financial statements. Any consideration paid by  directors,  officers and  employees on exercise of stock options or purchases of shares is credited to share capital.
                    However,  additional disclosure of the effects of accounting for  stock-based  compensation  to  directors,  officers and employees  as  compensation  expense,  using the fair  value method, is disclosed as pro-forma information.  Compensation
                    expense  on   stock   options  granted  to non-employees  is
                    recorded as an expense in the period the options are vested using the fair value method.

Financial           Unless otherwise noted, it is management's  opinion that the
 Instruments        company is not exposed to significant interest,  currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

Income Taxes        The asset and liability  method is used to determine  income taxes. Pursuant to this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying values and tax bases of assets and liabilities.
                    Future tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. Net future income tax losses are offset by valuation allowances to the extent that they are not more likely not to be realized.

================================================================================
                                                               Banro Corporation
                                      Summary of Significant Accounting Policies
                                                     (Expressed in U.S. dollars)
September 30, 2003
--------------------------------------------------------------------------------

Use of Estimates    The  preparation  of  consolidated  financial  statements in
                    conformity  with  Canadian  generally  accepted   accounting
                    principles   requires   management  to  make  estimates  and
                    assumptions  that affect the reported  amounts of assets and
                    liabilities  and   disclosures  of  contingent   assets  and
                    liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

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================================================================================
                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)
September 30, 2003
--------------------------------------------------------------------------------

1.   Interest in Sakima
--   ------------------

     On July 31, 1998 the Company discovered that the government of the Congo, without prior warning or consultation, had issued Presidential decrees to, among other things, (a) dissolve Sakima and (b) terminate the Company's mining convention relating to the Company's mineral properties. The Company has disputed the validity of the Congolese government actions and has vigourously pursued resolution of the disputes through legal procedures.

     On April 19, 2002 the government of the Congo formally signed a settlement agreement with the Company. The agreement calls for, among other things, the Company to hold 100% interest in the Twangiza, Kamituga, Lugushwa and Namoya gold deposits under a revived 30-year mining convention. The government of the Congo retains 100% of the tin assets. Subsequent to the signing of the settlement agreement the Company filed with the Federal Court in Washington, DC, a notice of dismissal with respect to its legal action against the Congolese government.

     On May 30, 2003 the government of the Congo issued Presidential decrees to rescind the July 31, 1998 decrees and to amend the Company's mining convention in accordance with the settlement agreement signed on April 19, 2002.

     The Company operates primarily in one operating segment and its assets located in the Congo, including its interests in gold and other mining properties, may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company's activities in this country or may result in the impairment or loss of part or all of the Company's interest in the properties.

     The major components relating to Sakima included in the consolidated balance sheet are as follows:

                                              09/30/2003       12/31/2002
                                          ---------------------------------

     Current assets                       $        2,551     $     34,031
                                          ---------------------------------

     Net assets                           $        2,551     $     34,031
                                          =================================

--------------------------------------------------------------------------------

2.   Note Receivable
--   ---------------

     The note, receivable from a shareholder of the Company, is secured by a pledge of marketable securities with a market value at September 30, 2003 of $112,389 and bears interest at 4% per annum. The principal and interest accrued thereon is due on November 30, 2004.

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================================================================================
                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)
September 30, 2003
--------------------------------------------------------------------------------

3.   Investment
--   ----------

     The Company owns 3,500,000 common shares, representing 41.54% equity interest, in BRC Development Corporation (BRC) with a quoted market value of approximately $518,560 at September 30, 2003 (December 31, 2002 - $333,000). On November 29, 2002 the Company acquired, by way of private placement 1,500,000 common shares of BRC at a price of Cdn. $0.20 per share.

     BRC is a corporation formed under the laws of the Province of Ontario whose principal business is the acquisition and exploration of mineral properties in Canada.

     The Company's investment in BRC is summarized as follows:

                                                        09/30/2003    12/31/2002

           Equity Investment, beginning of period       $  502,968    $  367,024
           Acquisitions                                          -       192,765
                                                        ------------------------
                                                           502,968       559,789
           Share of equity loss                           (87,105)      (56,821)
                                                        ------------------------

           Equity investment, end of period                415,863       502,968
           Amount due from BRC                             202,702       427,705
                                                        ------------------------

                                                        $  618,565    $  930,673
                                                        ========================

     The amount due from BRC is unsecured, non-interest bearing and is due on demand.

--------------------------------------------------------------------------------

4.   Property, Plant and Equipment
--   -----------------------------

     September 30, 2003

                                                    Accumulated
                                            Cost    Amortization  Net Book Value

       Office furniture and fixtures    $ 18,254    $     11,842       $   6,412
       Office equipment                  108,904          73,036          35,868
       Leasehold improvement             105,746          63,448          42,298
                                        ----------------------------------------

                                        $232,904    $    148,326       $  84,578
                                        ========================================

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================================================================================
                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)
September 30, 2003
--------------------------------------------------------------------------------

4.   Property, Plant and Equipment - (continued)
--   -------------------------------------------

     December 31, 2002

                                                         Accumulated
                                                Cost    Amortization    Net Book Value

        Office furniture and fixtures     $   18,254    $     10,775    $        7,479
        Office equipment                     103,019          57,039            45,980
        Leasehold improvement                105,746          47,586            58,160
                                          --------------------------------------------

                                          $  227,019    $    115,400    $      111,619
                                          ============================================

--------------------------------------------------------------------------------

5.   Deferred Exploration Expenditures and Mineral Rights
--   ----------------------------------------------------

                                                                      Cumulative
                                                                  from inception
                                                                   in April 1994

     Deferred Exploration
     Exploration cost                                              $  16,158,080
     Amortization                                                         30,851
                                                                   -------------

     Net expenditure                                                  16,188,931
     Effect of exchange rate change                                        2,511
                                                                   -------------

                                                                      16,191,442
     Write-off                                                      (16,191,442)
                                                                   -------------

     Balance - end of period                                       $           -
                                                                   =============
     Mineral rights

     Mineral rights                                                $   9,681,194
     Write-off                                                       (9,681,194)
                                                                   -------------

     Balance - end of period                                       $           -
                                                                   =============

     Because of the events referred to in Note 1, the mineral rights and deferred exploration expenditures were written off in 2000. For the periods ended September 30, 2003 and December 31, 2002 the Company has not capitalized any costs related to the Congo mineral properties.

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================================================================================
                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)
September 30, 2003
--------------------------------------------------------------------------------

6.   Share Capital
--   -------------

     (a)  Authorized Share Capital

          Unlimited number of common shares
          Unlimited number of preference shares, issuable in series

     (b)  Issued Share Capital- Common Shares

                                            September 30, 2003        December 31, 2002
                                       ----------------------------------------------------
                                         Number of                  Number of
                                            shares        Amount       Shares        Amount

          Balance -
            Beginning of period          9,886,594  $ 39,173,793    7,472,844  $ 35,996,713
            Exercise of stock  options           -             -       38,750        22,710
            Exercise of warrants                 -             -      425,000       125,502
            Issued during the year               -             -    1,950,000     3,028,868
                                       ----------------------------------------------------

          Balance - End of period        9,886,594  $ 39,173,793    9,886,594  $ 39,173,793
                                       ====================================================

On November 19, 2003 the number of issued and outstanding common shares of Company remained the same as at September 30, 2003 at 9,886,594.

     (i). On January 24, 2002, the Company issued by way of a non-brokered private placement 350,000 units of the Company at a price of Cdn. $0.70 per unit for cash proceeds of Cdn. $245,000 (US $152,886). Each unit consists of one common share of the Company and one non-transferable warrant. Each such warrant entitles the holder thereof to purchase one common share of the Company at a price of Cdn. $0.80 for a period of two years.

     (ii).On March 25, 2002, the Company completed a non-brokered arm's length private placement of 500,000 common shares of the Company at a price of Cdn. $1.30 per share for cash proceeds of Cdn. $650,000 (US $408,703).

     (iii). On April 22, 2002, the Company completed a non-brokered arm's length private placement of 100,000 units of the Company at a price of Cdn. $1.50 per unit for cash proceeds of Cdn. $150,000 (US $94,067). Each unit consists of one common share of the Company and one non-transferable warrant. Each such warrant entitles the holder thereof to purchase one common share of the Company at a price of Cdn. $1.80 for a period of two years.

     (iv).On May 21, 2002, the Company completed a non-brokered arm's length private placement of 1,000,000 common shares of the Company at a price of Cdn. $3.65 per share for cash proceeds of Cdn. $3,650,000 (US $2,373,212).

================================================================================
                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)
September 30, 2003
--------------------------------------------------------------------------------

6.   Share Capital - (continued)
--   ---------------------------

     c)   Warrants

          The following table summarizes information about warrants outstanding and exercisable at September 30, 2003 and December 31, 2002. All these warrants were still outstanding on November 19, 2003.

                                             Exercise
                                 Number         Price
            Date of grant   outstanding         Cdn $     Expiry Date

                 12/13/01       400,000         $0.70        12/13/03
                 01/24/02       350,000         $0.80        01/24/04
                 04/22/02       100,000         $1.80        04/22/04
                            --------------------------

                                850,000
                            ==========================

     d)   Stock Options

          In 2001, the Company established an incentive Stock Option Plan under which nontransferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company.

          Under this Stock Option Plan, options vest 25% immediately at grant date and 25% on each of the three consecutive six-month periods subsequent to the issuance. As at September 30, 2003 the Company had 694,250 stock options outstanding to acquire common shares at a weighted-average price of Cdn. $0.82 per share, expiring at various dates between January 2004 and January 2007.

          Subsequent to the period end, on October 16, 2003 the Company issued 228,500 stock options to acquire common shares of the Company at an exercise price of Cdn $4.00 per share expiring between October 16, 2006 and October 16, 2008. On October 29, 2003 the Company issued an additional 200,000 stock options to purchase common shares of the Company at an exercise price of Cdn $ 4.11 per share expiring between October 29, 2006 and October 29, 2008.

          In addition, 35,000 previously granted stock options of the Company were exercised on November 6, 2003. On November 19, 2003 the Company had outstanding 1,087,750 stock options.

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================================================================================
                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)
September 30, 2003
--------------------------------------------------------------------------------

6.   Share Capital - (continued)
--   ---------------------------

     (d)  Stock Options - (continued)

          The  following  table  summarizes   information  about  stock  options
          outstanding and exercisable at September 30, 2003:

                                                                Options outstanding and exercisable
                                            -----------------------------------------------------------------

                                                   Options
                                      Options   Exercised,
                           Number     granted      Expired       Number       Options  Exercise
               Date   outstanding  during the           or  outstanding   Exercisable     price        Expiry
            of grant  at 12/31/02      period    Forfeited  at 09/30/03   at 09/30/03     Cdn $          date

            01/31/01      396,250           -            -      396,250       396,250   $  0.60      01/31/04
            01/31/01       30,000           -            -       30,000        30,000      1.00      01/31/04
            10/12/01       40,000           -            -       40,000        40,000      0.60      10/12/04
            01/08/02      223,000           -       30,000      193,000       193,000      0.80      01/08/07
            04/03/02       25,000           -            -       25,000        25,000      1.70      04/03/04
            04/26/02       30,000           -       20,000       10,000         7,500      3.30      04/26/04
                        --------------------------------------------------------------

                          744,250           -       50,000      694,250      691,750
                        ==============================================================

          2002

          The weighted average grant-date fair value of 178,000 stock options granted to employees, directors and officers during 2002 was $58,822. No compensation cost was recognized in the income statement for these stock options. Had the fair value of these options been expensed, the loss for the year would be $1,464,540 and the loss per share would be $0.16.

          During 2002, the Company issued a total of 110,000 stock options to consultants and other service providers, of which 10,000 were exercised on January 26, 2002 and 45,000 were exercisable as at December 31, 2002. The weighted average grant-date fair value of these vested stock options was $33, 705. This amount was recognized in the income statement as an expense and was credited accordingly to contributed surplus in the balance sheet.

          2003

          As at September 30, 2003, the weighted average grant-date fair value of 89,000 vested stock options previously granted to employees, directors and officers was $40,025. No compensation cost was recognized in the income statement for these stock options. Had the fair value of these options been expensed, net loss for the period would be $ 349,655 and loss per share would be $0.04

          As at September 30, 2003, a total of 32,500 stock options previously issued to consultants and other service providers vested. The weighted average grant-date fair value of these vested stock options was $15,539. This amount was recognized in the income statement as an expense and was credited accordingly to contributed surplus in the balance sheet.

================================================================================
                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)
September 30, 2003
--------------------------------------------------------------------------------

6.   Share Capital - (continued)
--   ---------------------------

     (d)  Stock Options - (continued)

          The Black-Scholes option-pricing model was used to estimate values of all stock options granted during the year based on the following weighted average information:

          (i)  risk-free interest rate: 2.54%

          (ii) expected volatility: 124%

          (iii) expected life: 4.38 years

          (iv) expected dividends: $Nil

     (e)  Earnings (loss) per Share

          Earnings (loss) per share was calculated on the basis of the weighted average number of common shares outstanding for the period ended September 30, 2003, amounting to 9,886,594 (2002 - 8,702,613) common shares.

          Fully diluted earnings (loss) per share have not been presented since the exercise of the options and warrants would be anti-dilutive.

--------------------------------------------------------------------------------

7.   Related party transactions
--   --------------------------

     Due from related parties

     The amounts primarily represent advances of $401,864 (2002 - $299,827) due from affiliated companies and advances of $122,195 to employees of the Corporation.

     All   these   amounts   due   from   related    parties   are    unsecured,
     non-interest-bearing and repayable upon demand.

     Other transactions

     During the quarter ended September 30, 2003, a corporation wholly-owned by a director of the Company incurred office and general expenses on behalf of the Company and two other affiliated corporations. The Company's share of these expenses amounted to $50,861.

--------------------------------------------------------------------------------

8.   Comparative amounts
--   -------------------

     Certain of prior year's amounts have been reclassified to conform to current period's presentation.




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